

Green Compass, LLC

Regulation Crowdfunding Form C - AR

2024 Annual Report

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Green Compass, LLC, a District of Columbia limited liability company (the "Issuer") through the crowdfunding portal www.raisegreen.com, Raise Green, Inc. a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding"). The assets of Raise Green were acquired by Honeycomb Credit Inc. in December 2024; Raise Green, Inc. withdrew its registration as a funding portal in January 2025.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Past performance is not a guarantee of future results.

dc-1132710

The Company

Name of Company [1]

Name of issuer: Green Compass, LLC ("the Company," "the Issuer", "Green Compass")

Address: 1255 Union Street NE #700 Washington, DC 20002

Website: www.greencompass.co

Number of Employees: 0

Jurisdiction of Incorporation/Organization: District of Columbia

Date of Inception: June 28, 2018

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Form C-AR:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

2

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form C-AR and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

I certify that: the financial statements included in this Form are true and complete in all material respects.

Nicole Whalen

_____

Green Compass, LLC

_____

Signature

Nicole Whalen

_____

Printed Name

Managing Member & CEO

_____

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

3

dc-1132710

_____

Nicole Whalen

Managing Member & CEO

Directors of the Company [4]

Name:	Nicole Whalen	Dates of BOARD Service:	6/28/2018 - present
Principal Occupation:	Chief Executive Officer		
Employer:	Green Compass, LLC	**Dates of Service:**	6/28/2018 - present
Employer's principal business:	Green Compass retrofits real estate with climate solutions that reduce emissions and stormwater runoff and operates on revenue from environmental credits and compliance.		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	N/A	**Dates of Service:**	N/A
Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	N/A		

Officers of the Company [5]

The business and affairs of the Company is managed by the Managing Member. The Managing Member may appoint Officers of the Company to manage the day to day aspects of the business and to

4

dc-1132710

exercise such powers and undertake such duties and responsibilities as may be delegated from time to time by the Managing Member.

[Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:]

Name:	Nicole Whalen		
Title:	Managing Member	Dates of Service:	6/28/2018 - present
Responsibilities:	Chief Executive Officer at Green Compass LLC		
List below any prior positions and offices with the issuer and the period of time in which the **OFFICER** served in the position or office:			
Position 1:	CEO / Managing Member	Dates of Service:	6/28/2018 - present
Responsibilities:	Chief Executive Officer at Green Compass LLC		
Position 2:	N/A	Dates of Service:	N/A
Responsibilities:	N/A		
Business Experience: List below any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	N/A		

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	Number and Class of Securities Now Held	% of Voting Power Prior to Offering	% of Voting Power After Offering
Nicole Whalen	75.4 Class A Units	99%	99%
Keith Carr	1 Class A Unit	1%	1%
Option Pool	10 Class B Units	No voting rights, only profit share	No voting rights

Table 1. Beneficial Owners ownership percentages as of July 1, 2024, which is no more than 120 days prior to the date

5

of the filing of this offering statement.

[INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.]

The Business

Description of Business [7]

Green Compass LLC is a climate tech company that finances, builds, and maintains green infrastructure solutions that generate Stormwater Retention Credits (SRCs) certified by the District of Columbia.

The Company also benchmarks building performance for commercial and multifamily properties and consolidates solutions from a network of service providers, including EV charging infrastructure, solar, and efficiency retrofits.

The Company was organized in the District of Columbia in 2018, and began selling compliance via stormwater retention credits (SRCs) in 2020.

Through the Stormwater Retention Credit (SRC) Price Lock Program with the District Department of Energy and Environment (DOEE), Green Compass has 6 agreements for projects that reserves $1,544,665.87 in escrow for future SRCs sold direct to DOEE or to buyers other than DOEE. [1]

More information on the social and environmental co-benefits of the Company's green infrastructure installations provided by Earth Economics.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

6

dc-1132710

This investment is issued by Green Compass LLC, the parent company that wholly owns and operates Green Compass GI Projects LLC, a subsidiary that wholly owns five(5) project special purpose entities (SPEs). The Project SPEs are single member LLCs registered in the state of Delaware that own all project agreements, contracts, documents, etc., and are ultimately governed by Green Compass LLC.



Green Compass, LLC Structure
Board of Advisors
99%
Whalen
1%
Carr
Green Compass, LLC (DC)
100% Owned
Crowdfunded Debt
$160,600
Raise Green
Green Compass GI Projects LLC (DE)
DC Green Bank
$650,000
Project Revolver
100% Owned
GrC STL LLC (DE)
GrC Elesa LLC (DE)
GrC FaithU LLC (DE
GrC DPSDA LLC (DE)
GrC RCG LLC (DE)
Legend
Member
Holdco
Project SPE
Lender

Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities were issued under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Change in Regulations

The Company is subject to legislation and regulation at all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company's business. Any regulatory changes or market shifts affecting the demand or pricing for SRCs could impact the company's primary revenue stream.

Susceptibility to External Factors

Green infrastructure solutions are susceptible to extreme weather conditions, seasonal changes in temperature or rainfall, invasive species, and disease. If this occurs, it would require system repair or plant replacement. This could inhibit the operation of Green Compass, LLC until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company holds ultimate responsibility for maintenance and functional status of these systems.

8

dc-1132710

Reliance on Contractors

The Company depends on construction and maintenance contractors to build and maintain performance of the green infrastructure over the life of the contract. Its ability to meet obligations to customers and site owners may be adversely affected if contractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company has multiple arrangements to sell Stormwater Retention Credits (SRC's) to customers. The Company's ability to deliver these SRC's is dependent upon a maintenance schedule and passing maintenance inspections every three years to renew stormwater retention credit certification. There is a risk that the company will not meet these requirements.

Nascent Industry

The SRC market was the first of its kind established 10 years ago. Despite having a successful pilot installation and validating the pilot with two other successful site installations, the stormwater trading market is not mature. There is limited proof of the business model. There is no certainty of the number or persistence of market consumers interested in engaging with the Company. The Company may rely heavily on its purchase agreements with the District Department of Energy and the Environment, which could be limiting to the Company. The Company will need to continue to attract new market customers to assure growth. Increased competition from other companies in the climate tech and green infrastructure sectors could impact market share and profitability.

Operating Multiple SPEs

Operational challenges and managing and maintaining multiple project special purpose entities can be complex and pose unknown challenges.

Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or site owners. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the site-owner decides to sell or redevelop land that changes the footprint and drainage area of the green infrastructure system). Another example might be if other third party vendors, like the construction contractors, could not fulfill their contracts.

Project Delay Risk

The Company is engaged in project development and activities that are subject to significant delays. These delays can stem from various factors such as the time consuming process of permit approvals, and inherent timeline associated with nature-based solutions like planting seasons. These factors can result in substantial project delays, which are a persistent risk in such projects.

9

dc-1132710

Intellectual property rights

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional

10

employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company. Security holders have no equity ownership in the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

Raising Additional Capital / Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. Thus, the Company may not be able to execute its business plan, its continued operations could be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

A natural disaster or other event beyond the control of the Company may cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated

dc-1132710

to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

13

dc-1132710

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Pre-marketing Risk

Prior to filing this Form C, the Company engaged in "testing the waters" or also referred to as an "Indication of Interest", permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. The Company could potentially be found to have not complied with securities law in connection with this Offering related

14

to "Indications of Interest." All communications that were sent are deemed to have been an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to Investors prior to the Offering are required to be provided in this Form C. There is a risk that all communications may not be included here and that they may not have included proper disclaimers required for "Indications of Interest".

Risks Related to Debt

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. This issuance is at the parent level and the debt obligations to the DC Green Bank and possibly other lenders will be senior to payment obligations associated with the Notes. There is the risk that, in the event of a default, the proceeds from the sale of the Company's assets may be insufficient to cover the obligations to the senior debt holders, leaving little to no remaining funds to satisfy the claims of the Investors holding the Notes. Consequently, Investors may experience a significant loss or may not recover any of their invested capital.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

15

dc-1132710

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 6.0% to 8.0% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investments.

Risks Related to Minority Ownership Factors [22]

Security holders have no equity ownership in the Company and will have no voting rights to influence Company Management decisions.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix: Subscription Agreement, Terms of the Note\Appendix 1, upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders. Note: the Company maintains an own and operate model for the green infrastructure assets and does not anticipate a change of control event in the future.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In

16

addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Use of Proceeds [10]

The Company has used and plans to use the proceeds from the **Offering** for the following:

- Legal & Accounting amount is to continue to retain the Company's legal counsel, CPA, and expected costs with accounting and navigating tax incentives.
- Preconstruction is to continue to retain the Company's consultants for engineering and construction management to build new sites.
- Wages is to transition Green Compass team members to payrolled employees..
- Site Maintenance is to continue to retain the Company's maintenance contractors for new and operating sites.
- Marketing Campaign is to promote the sale of the stormwater retention credits generated by the Company's investments and add education signs to our sites.
- Raise Green charges a 5% service fee, in addition to a $1,800 transaction processing fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Delivery of Securities [11(b)]

[How will the issuer complete the transaction and deliver securities to the investors?]

For an explanation of how the Company closed the offering and delivered the securities to the investors, see Appendix: Important Information About the Crowdfunding Process.

Canceling a Commitment to Purchase [12]

See Appendix: Important Information About the Crowdfunding Process

Securities of the Company

Securities Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered.]

17

dc-1132710

See the Terms of the Securities in the Appendix: Subscription Agreement.

Green Compass, LLC Debt Notes - Senior and Unsecured - 8% due April 16, 2026

$160,600 sold in the offering.

Voting Rights and Limitations [14, 15]

The holders of the securities have no voting rights.

Modification of Terms [16]

[How may the terms of the securities being offered be modified?]

The terms of the security cannot be modified solely by the Company once the securities are issued to investors.

Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date and up to the completion of the Offering, the Issuer cannot modify the terms in advance of the completion of the Offering. See Appendix: Important Information About the Crowdfunding Process for more information.

Restrictions on Transfer

The securities may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

18

dc-1132710

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter.

Additional restrictions on transfer are summarized in the Appendix: Subscription AgreementOther Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

{What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Member Units Class A	76.4	0	Yes	N/A
Profit Interests Class B	10	4	No	N/A
8% 4/16/26 Debt Notes	250,000	160,600	No	N/A

Table 3. Capital Structure as of December 31, 2024.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	N/A
Options	23.6 Class A and 4 Class B

Table 4. Warrants and/or Options as December 31, 2024. This includes options that have not been awarded yet.

Limitation and Dilution of Rights [18]

[How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?]

The rights of the Notes may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations

19

under the Notes. Because the Investor holds no voting rights in the Company, the holders of a majority-in-interest of voting rights in the Company could impact Noteholders in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could cause the Company to pay off the Notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor. They could also make strategic decisions that do not support Noteholders, and cause the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?]

There are not any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Each class of security authorized and/or issued by the Company has different rights and/or preferences. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Noteholders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

Rights of Principal Shareholders [20]

[How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?]

As holders with no voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

20

dc-1132710

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Valuation of Securities [21]

[How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.]

The Notes are a debt instrument and are valued based upon interest rate.

At the time of the offering, the Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at the interest rates of comparable municipal bond issuances, one-year US Treasury Bills, and other offerings on the Raise Green Platform. The Company also compared the rate to loans from the SBA and CDFIs. While none of these have the same risk profile, they serve as relative market indicators. Because these are bespoke private securities, unlike the public markets where the market trades and reprices securities of which some are comparable, these Notes do not have a true comparable.

The value of the debt notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

The Company has the below outstanding debts.

Credit	Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Regulation CF Debt Note	*Individual Investors*	*$160,600*	*8%*	*4/16/26*	*Unsecured*
Loan*	*DC Green Bank*	*$0*	*6% per annum*	*July 31st, 2025*	*Current With Payments: Yes,*

dc-1132710

					Issued: July 28th, 2021

Table 5. Material indebtedness of the Issuer as of December 31, 2024

*The Company has entered into a loan agreement through its subsidiary, Green Compass GI Projects LLC. This subsidiary maintains a $650,000 revolving loan agreement with DC Green Bank, which carries an interest rate of 6%. The loan is repayable in a single balloon payment due on July 31, 2025. As of December 1st, 2024, there is no current outstanding balance. The loan is secured by the Company's and the subsidiary's assets and rights to stormwater retention credits. The Company has been and will continue to be responsible for repaying the debt service of Green Compass GI Projects LLC, specifically for the construction of new green infrastructure projects.

Other Exempt Offerings [25]

[What other exempt offerings has the issuer conducted within the past three years?]

The Company has not conducted any exempt offerings within the past three years other than the Regulation CF offering listed above. Use of proceeds described above

See "Consolidated Statement of Changes in Members' Equity" for the Company's current allocation of units.

The Company has two classes of membership interests: Class A Units and Class B Units. Class A Units represents membership interest with voting rights in the Company. Class B units are non-voting units to award profit interests in the Company. The Company is authorized to issue profit interests to officers, employees, consultants or other services providers, provided that the number of profit interests do not exceed 12% of the total percentage interests of the Company on a fully diluted basis (or ten (10) Class B Units).

Six (6) Class B units are assigned to the managing member to comply with the SBA WOSB requirement of female majority owner of each class of member interest, leaving 4 Class B non-voting units remaining for issuance in the future.

Related Party Transactions [26]

[Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek

22

dc-1132710

s to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest:

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or*
4. *any immediate family member of any of the foregoing persons.]*

The Company has entered into a loan agreement through its subsidiary, Green Compass GI Projects LLC, which maintains a $650,000 revolving loan agreement with a 6% interest rate with DC Green Bank repayable in one balloon payment due July 31, 2025. The current balance is $0 as of December 31, 2024, and secured by the Company's and the subsidiary's assets and rights to stormwater retention credits. The Company has repaid and will continue to repay the debt service of the subsidiary, Green Compass GI Projects LLC, for the construction of new green infrastructure.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Nicole Whalen	Managing Member, Green Compass LLC	Personal Guarantee	99%

Table 7. Related party transactions as of December 31, 2024

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company was organized in the District of Columbia in 2018 and operates with revenue and 1099 contractors.

23

The Company's financial statements for 2023 and 2024 are provided for investors to review in Appendix 2.

In 2021, the Company's subsidiary, Green Compass GI Projects LLC, became DC Green Bank's first borrower to finance green infrastructure projects with a revolving loan for $650,000, interest at 6% per annum, repayable in one balloon payment including interest due July 31, 2025, secured by assets of the Company and rights to stormwater retention credits.

The Company recognizes its primary revenue by selling off-site stormwater compliance via stormwater retention credits (SRCs) generated by green infrastructure assets that the Company financed, designed, built, and continues to operate.

The Company diversifies revenue with subscriptions to benchmark building performance and with sales commission for originating projects for a network of services providers, including EV charging, solar, and efficiency retrofits.

Current Condition and Historical Results [28]

[Describe the financial condition of the issuer, including , to the extent material , liquidity, capital resources and historical results of operations.]

[INSTRUCTIONS TO QUESTION 28:

- *The discussion **must cover each year** for which financial statements are provided (see Table 8 below).*
- *Include a discussion of **any known material changes** or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.*
- *FOR ISSUERS WITH NO PRIOR OPERATING HISTORY, the discussion should focus on financial milestones and operational, liquidity and other challenges.*
- *FOR ISSUERS WITH AN OPERATING HISTORY, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.*

Take into account:

- *The **proceeds of the offering** and any other known or pending **sources of capital**.*
- *Discuss how the proceeds from the offering **will affect liquidity**, whether receiving these funds and any other additional funds is **necessary to the viability of the business,** and how quickly the issuer **anticipates using its available cash.***
- *Describe the **other available sources of capital** to the business, such as lines of credit or required contributions by shareholders.*

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.]

24

As of December 31, 2024, Green Compass LLC has built and maintains green infrastructure assets generating 110,032 high-impact stormwater retention credits (SRCs) across 3 sites each year. Additional green infrastructure assets to be constructed are expected to generate 175,000 high-impact SRCs each year.

The Company has SRC purchase agreements with the District Department of Energy and the Environment (DOEE), where DOEE will purchase SRCs from the Company for a period of 12 years. DOEE has reserved over $1.5 million in escrow for the Company. However, the Company may choose to sell SRCs to a non-DOEE buyer at a higher price. [Price Lock Program Funding Reservation for Green Compass] The Company has sold to 20 unique buyers representing public, private, and nonprofit organizations, including McDonalds, Delta Sigma Theta, and DOEE.

The Company has $314,930 in Cash and Cash Equivalents as of December31, 2024.

For the fiscal year ending Dec 31, 2023:

Revenues: The Company reported revenues of $154,557

Net Income: The Company experienced net income of $41,110

For the fiscal year ending Dec 31, 2024:

Revenues: The Company reported revenues of $273,027.35

Net Loss: The Company experienced net income of $15,480)

25

Financial Statements and Operation Discussion

Unaudited Financials

	Prior Fiscal Year: 2023	Most Recent Fiscal year: 2024
Total Assets:	$712,341	$723,184
Cash & Cash Equivalents:	$101,766	$314,930
Accounts Receivable:	$172,646	$0
Short-term Debt:	$0	$160,724
Long-term Debt:	$304,485	$0
Revenues/Sales:	$154,557	$273,027
Cost of Goods Sold:	$59,489	$127,457
Taxes Paid:	-	$3,548
Net Income:	$41,110	$15,480
# Employees	0	0

Table 8. Financial data for two most recent fiscal years end

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

dc-1132710

Financial Statements [29]

See Appendix: Financial Statements.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

Questions (1) – (8) and all subparts thereto of Form C Question #30* were answered "No".

*see https://www.sec.gov/files/formc.pdf

Other Material Information [31]

[In addition to the information expressly required to be included in this Form, include:

1. *any other material information presented to investors; and*
2. *such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.]*

The Company intends to amend past tax returns to file for benefits from the 179D tax credit.

[INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

A. *a description of the material content of such information;*
B. *a description of the format in which such disclosure is presented; and*
C. *in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure]*

27

dc-1132710

APPENDIX

28

dc-1132710

Appendix - Important Information About the Crowdfunding Process

INVESTORS SHOULD READ CAREFULLY.

Delivering Securities to Investors

Securities are delivered through electronic transmission.

Green Compass maintains the ongoing record of investors for each offering they conduct under Regulation CF. Any questions related to an investor's holding should be directed to Green Compass.

Certain of the information below has been carried into the Annual Report from the original Form C and is provided for information only.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Raise Green was paid a flat 5% of the amount raised which was withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earned a flat platform fee of $1,000. Raise Green charged the Issuer a transaction processing fee on the funds raised, disclosed at the end of the Offering.

Investing Process During the Offering

To invest in an offering, Investors must have had an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix: Subscription Agreement; For SAFE securities the Terms of the investment are included in the main body of the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's

30

Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Cancellation During an Offering

During an offering period, investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period.

Once the securities have been sold and issued to investors, investors cannot cancel their investment.

Early Close, "Rolling" Close, and Material Changes During an Offering

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned

31

subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed During the Offering

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities

See Transfer Restrictions section in the Form C above and the Appendix's Subscription Agreement

dc-1132710

Appendix - Financial Statements

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include: (1) balance sheets, (2) statements of comprehensive income, (3) statements of cash flows, (4) statements of changes in stockholders' equity and (5) notes to the financial statements.

If the financial statements are not audited, they shall be labeled as "unaudited." These are unaudited financials.

dc-1132710